EXHIBIT 4.1
EMPLOYMENT AGREEMENT
THIS AGREEMENT made the 1st day of August, 2013.
BETWEEN:
ONCOLYTICS BIOTECH INC.
("Oncolytics")
-and-
Allison Hagerman
(the "Employee")
WHEREAS Oncolytics is engaged in the business of developing pharmaceutical products;
AND WHEREAS Oncolytics and the Employee entered into a Letter of Employment dated August 3, 2010;
AND WHEREAS Oncolytics and the Employee wish to amend and restate the terms of employment pursuant to this Agreement;
NOW THEREFORE the parties agree as follows:
Section 1 - Definitions and Interpretation
(1)    In this Agreement the following defined terms shall have the meanings indicated:

(a)
"Business" means the business currently carried on by Oncolytics, which is the development, testing, marketing and sale of pharmaceutical products together with such additional business as Oncolytics may decide to undertake from time to time;

(b)	"Commencement Date" means August 1, 2013;

(c)	"Confidential Information" means all confidential information of Oncolytics and includes:

(i)
any data or information directly or indirectly related to the Business or arising directly or indirectly in the course of, or derived from the Employee's employment with Oncolytics whether related to products, equipment, inventions, ideas, designs, methods, systems, improvements, processes, research or otherwise;

(ii)	any of Oncolytics' technical or scientific know-how;

(iii)
financial and sales information, customer lists, pricing policies, lists of suppliers, proprietary computer programs in any format whatsoever, programming techniques, the manner of plans or methods of operation and the like relating to the Business;

(iv)
patent applications, drawings, blueprints, manuals, letters, notebooks, reports and all other materials (written or otherwise) related to the Business or to the agents, joint venturers or contractors of Oncolytics; and

(v)	any information provided to or received by Oncolytics on a confidential basis;

(d)	"Good Reason" means any one of the following events occurring on or after the Commencement Date:

(i)	any reduction in the Employee's then existing annual base compensation and benefits, unless comparable reductions are made for all other executive employees of Oncolytics;

(ii)
any material diminution of the Employee's duties, responsibilities, authority or reporting structure, excluding for this purpose an isolated or inadvertent action not taken in bad faith which is remedied by Oncolytics immediately after notice thereof is given by the Employee;

(iii)
any request that the Employee relocate to a work site that would increase the Employee's one-way commute distance by more than eighty (80) kilometers from the Employee's then principal residence, unless the Employee accepts such relocation opportunity; or

(iv)	any material breach by Oncolytics of its obligations under this Agreement that is not remedied within thirty (30) days of written notice of such breach from the Employee;

(e)
"Intellectual Property" means all information, data, designs, processes, software, algorithms and inventions, including those that may be the subject of patent, copyright, industrial design, trademarks, trade secret or other forms of legal protection, made, conceived or developed by the Employee during the term of employment with Oncolytics, whether alone or jointly with others and whether during or after regular working hours, that relates to or in any way pertains to or connects with any matter developed, or under investigation or development by Oncolytics or related to the Business;

(f)	"Termination Event" means:

(i)	breach by the Employee of any material provision of this Agreement;

(ii)	material violation by the Employee of any statutory or common law duty of loyalty to Oncolytics;

(iii)	the commission of an indictable offence by the Employee against Oncolytics; and

(iv)
personal or professional conduct of the Employee which in the reasonable and good faith judgment of Oncolytics may significantly injure Oncolytics' Business or interfere with the Employee's job performance.

(2)    This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta. The parties hereby submit to the jurisdiction of the Courts of Alberta.
(3)    The parties shall with reasonable diligence take all action, do all things, attend or cause their representatives to attend all meetings and execute all further documents, agreements and assurances as may be required from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.
(4)    The following schedule is attached to and forms part of this Agreement:
Schedule "A" – Job Description
Schedule "B" – Benefits
Section 2 -     Employment
(1)    Oncolytics confirms the employment of the Employee in the position of Director, Manufacturing and Engineering and the Employee accepts the employment, starting on the Commencement Date.
(2)    The Employee shall perform the duties and responsibilities associated with the position of Director, Manufacturing and Engineering, including those set out on the Job Description attached as Schedule "A". The Employee shall report to the Chief Operating Officer of Oncolytics. The Employee may, from time to time, be assigned or undertake additional duties and responsibilities consistent with those generally appropriate for a Director, Manufacturing and Engineering, and the Employee's duties and responsibilities may be modified or expanded from time to time.
(3)    The Employee shall perform the duties and responsibilities set out in Section 2(2):

(a)	diligently, faithfully and to the best of the Employee's ability; and

(b)	in the best interests of Oncolytics.
(4)    The Employee shall comply with the terms, conditions and requirements of Oncolytics' Policy Manual, as the same may be amended, revised or added to from time to time.
Section 3 -     Remuneration
(1)    Commencing August 1, 2013, Oncolytics shall pay to the Employee a salary of $88,000 per annum, exclusive of bonuses, benefits and other compensation, payable in equal installments of $3,666.67 CANADIAN DOLLARS on the 15th and last day of each month.
(2)    Oncolytics shall, on or before the anniversary date of this Agreement in each year, evaluate and set the Employee's salary for the next ensuing year.
(3)    Oncolytics shall reimburse the Employee for all out-of-pocket expenses incurred by the Employee in the performance of the Employee's obligations under this Agreement, subject to Oncolytics' policies then in force.
(4)    Oncolytics shall be entitled to withhold from any payments made to the Employee any amounts that Oncolytics is required to withhold pursuant to any Act in force that relates to income tax, unemployment insurance premiums or pension plan premiums in any jurisdiction under which such payments are required to be made by or on behalf of the Employee, including, without limitation, the Income Tax Act (Canada), the Employment Insurance Act (Canada), the Canada Pension Plan.
Section 4 -     Benefits
The Employee shall be entitled to participate in benefit plans described in Schedule "B" and in other benefit plans instituted by Oncolytics from time to time.
Section 5 -     Vacations
The Employee shall, in addition to all statutory holidays, be entitled to 20 days paid vacation during each twelve (12) month period of employment under this Agreement. The Employee's vacation time shall be governed by applicable policies of Oncolytics.
Section 6 -     Place of Employment
The Employee shall perform the majority of the Employee's employment obligations from and out of Oncolytics' offices located in the City of Calgary, Alberta, Canada.

Section 7 -     Confidential Information
(1)    The Employee confirms that the Confidential Information is the sole and exclusive property of Oncolytics and is held by the Employee in trust for the benefit of Oncolytics. The Employee shall use the Employee's best efforts and exercise utmost diligence to protect and safeguard the Confidential Information. Neither during the period of employment by Oncolytics nor thereafter for a period of three years shall the Employee, directly or indirectly, use or disclose to any other person any Confidential Information, whether or not acquired, learned or obtained or developed by the Employee alone or in conjunction with others, except as such disclosure or use may be required in connection with the employment with Oncolytics or as may be agreed to in writing by Oncolytics.
(2)    Subsection 7(1) shall not apply to Confidential Information that:

(a)	is in the public domain at the time of its disclosure, or which, after disclosure, becomes part of the public domain other than by disclosure by the Employee;

(b)	the Employee can show was in the Employee's possession at the time of disclosure and was not acquired from Oncolytics; or

(c)	was received by the Employee from a third party without a covenant of confidentiality, provided such third party is under no obligation of confidentiality with respect to the Confidential Information.
(3)    The Employee shall keep informed of Oncolytics' policies and procedures for safeguarding Oncolytics' property including, without limitation, the Confidential Information and the confidentiality thereof, and will strictly comply therewith at all times. The Employee shall not, except as required in the course of the employment with Oncolytics, remove from Oncolytics' premises any Oncolytics property including, without limitation, Confidential Information. The Employee shall, immediately upon termination of employment with Oncolytics, return to Oncolytics all of Oncolytics' property in the Employee's possession, including, without limitation, all tangible parts of or relating to the Confidential Information as is in the Employee's possession or under the Employee's control without retaining any copies or record thereof or any other mechanical means that, alone or in combination with other means, would permit the Employee to reproduce or make available the Confidential Information.
(4)    The Employee shall advise any future employer, associate or affiliate that the Employee has signed this Agreement and is bound by its terms and conditions.
Section 8 -     Intellectual Property
(1)    The Employee confirms that any and all Intellectual Property shall be the sole and exclusive property of Oncolytics and shall be assigned by the Employee to

Oncolytics. The Employee agrees to disclose promptly to Oncolytics or its nominee any and all Intellectual Property and to execute written assignments of the Employee's right, title and interest in and to the Intellectual Property to Oncolytics or its nominee.
(2)    With respect to any Intellectual Property, the Employee also agrees:

(a)	to assist Oncolytics or its nominee in preparing any necessary copyright and patent applications, including Canadian and foreign applications, covering the Intellectual Property;

(b)	to sign and deliver all such applications and their assignment to Oncolytics or its nominee; and

(c)
generally to give all information and testimony, to co-operate with Oncolytics and its solicitors, to sign all lawful papers, and to do all lawful things that may be needed or requested by Oncolytics to obtain, extend, reissue, maintain or enforce Canadian and foreign copyrights or patents covering the Intellectual Property.

(3)    Oncolytics shall bear all expenses that are incurred in obtaining, extending, reissuing, maintaining and enforcing any and all copyrights or patents in respect of the Intellectual Property assigned to Oncolytics by the Employee, and in the vesting and perfecting of title thereto in Oncolytics and shall pay the Employee reasonable compensation for any time that Oncolytics may require the Employee to expend in order to accomplish the above subsequent to the termination of employment with Oncolytics.
(4)    The Employee hereby waives in favour of Oncolytics, all moral rights in any and all copyright works authored or co-authored by the Employee during the term of this Agreement that directly relate to the Business of Oncolytics.
Section 9 -     Term and Termination
(1)          The Employee's employment under this Agreement shall commence on the Commencement Date and shall continue until terminated in accordance with this Section 9.
(2)          Subject to Sections 9(3), (4) and (5), and notwithstanding any other provision contained herein to the contrary, the employment relationship between the Employee and Oncolytics arising out of this Agreement shall terminate upon forty-five (45) days notice being given to Oncolytics by the Employee or immediately upon notice being given to the Employee by Oncolytics.
(3)          If Oncolytics is entitled to terminate this Agreement as the result of a Termination Event, Oncolytics shall not be required to compensate the Employee in respect of such termination or provide any period of notice in lieu of compensation with respect to such termination.

(4)          Subject to Section 9(5), if this Agreement is terminated by Oncolytics at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment equal to three (3) months salary. The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.
(5)          Notwithstanding Section 9(4), if there is a change of control of Oncolytics, as defined herein, and if this Agreement is terminated by Oncolytics at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to twice that determined pursuant to Section 9(4). The severance payment as provided pursuant to this Section 9(5) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.
For the purposes of this Section 9(5), “change of control” means any amalgamation, merger or other corporate reorganization which results in any change in the present effective voting control of Oncolytics, or will result in a change of the person or persons who own or control sufficient voting shares in Oncolytics to elect a majority of the directors of Oncolytics, or will result in a person acquiring sufficient voting shares in Oncolytics to elect a majority of the directors of Oncolytics, or any sale, lease, exchange, partnership, or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of Oncolytics or a plan of liquidation of Oncolytics and/or an agreement for the sale or liquidation of Oncolytics is approved and completed, or the Board of Directors determines in its sole discretion that a change of control has occurred, whether or not any event described above has occurred or is contemplated.
(6)          The Employee acknowledges and agrees that payment in lieu of notice in accordance with Section 9(4) or 9(5) shall be and is conclusively deemed to be reasonable compensation for termination of this Agreement and hereby waives any claim or potential claim that the Employee now has or may hereafter have, against Oncolytics for further severance compensation or notice other than that provided by the terms of this Agreement.
(7)     The Employee confirms that:

(a)	any breach of this Agreement or unauthorized disclosure of Confidential Information may result in irreparable harm to the Business of Oncolytics and considerable monetary damages to Oncolytics;

(b)	the damages suffered by Oncolytics may be difficult to establish; and

(c)	interim and permanent injunctions may be the only suitable remedy for Oncolytics;

but nothing herein shall in any way limit or restrict any other remedies available to Oncolytics at law or in equity including an action for damages.
(8)     Termination of the Employee's employment with Oncolytics for any reason whatsoever shall not terminate the Employee's obligations under Sections 7, 8 and 10 of this Agreement.
Section 10 -     Non-Competition
(1)    The Employee shall not, during the term of this Agreement, engage, hold an interest in or have any involvement, either directly or indirectly, in any business entity, venture or undertaking if such would materially interfere with or conflict with the Employee's duties and obligations to Oncolytics as provided for under this Agreement, provided that the acquisition of a non-control position in publicly traded companies will not contravene this Section.
(2)    The Employee shall not, during the term of this Agreement, and for a period of one (1) year following the termination or expiration of this Agreement, either individually or in partnership or jointly or in conjunction with any person, firm or corporation as principal, employee, partner, director or as a shareholder or investor (if actually involved in the management of a business which is competitive with the Business of Oncolytics) carry on or be engaged in any business which is directly competitive with the Business of Oncolytics.
(3)    The parties agree that all of the restrictions contained in Subsection 10(2) hereof are reasonable and valid, and that all defences to the strict enforcement thereof by Oncolytics are hereby waived by the Employee.
(4)    The Employee agrees that the remedy at law for any breach by the Employee of the provisions of this Section 10 may be inadequate and that in the event of such breach, Oncolytics may make an application to a court of competent jurisdiction for an order granting Oncolytics temporary, permanent or both kinds of injunctive relief against the Employee, without the necessity of proving actual damage to Oncolytics.
(5)    The Employee agrees that any waiver by Oncolytics of a breach of this Agreement by the Employee shall only be a waiver with respect to the particular breach giving rise to the waiver.
Section 11 -     Notices
All notices, reports, invoices, payments and formal communications (collectively referred to as "Notices") required or permitted to be given hereunder shall be in writing and shall be delivered personally or sent by prepaid registered mail or facsimile transmission to the following address or such other address as the relevant party may notify from time to time:

TO:    Oncolytics

ONCOLYTICS BIOTECH INC.
Suite 210, 1167 Kensington Crescent N.W.
Calgary, Alberta
T2N 1X7
Attention: President
TO:    The Employee

Allison Hagerman
[address redacted]

Notices sent by prepaid registered mail shall be deemed to be received by the addressee on the seventh day (excluding Saturdays, Sundays, Statutory Holidays and any period of postal disruption) following the mailing thereof. Notices personally served shall be deemed to be received when actually delivered, provided such delivery shall be during normal business hours.
Section 12 -     Enurement
This Agreement shall:

(a)	replace and supercede the Letter of Employment dated August 3, 2010, and all amendments thereto; and
(b)    enure to the benefit of and be binding upon the parties hereto and:
(i)    in the case of Oncolytics, its successors and permitted assigns; and

(ii)	in the case of the Employee, her heirs, executors, administrators or other personal representatives.
IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH INC.

Per:	/s/ Matt Coffey

Per:	/s/ Kirk Look

/s/ Clare Percival                    /s/ Allison Hagerman
Witness                        Allison Hagerman

SCHEDULE "A"
JOB DESCRIPTION

The Employee shall perform the duties and responsibilities associated with the position of Director, Manufacturing and Engineering.

SCHEDULE "B"
BENEFITS

(1)    Oncolytics shall:

(a)
commencing with the calendar year 2014 and annually thereafter, pay to the Employee's Registered Retirement Savings Plan, as directed by the Employee, an amount equal to ten (10%) percent of the Employee's annual salary as set out in Section 3(1), not to exceed the annual maximum allowable contribution.

(2)    The Employee is presently entitled to designate an additional amount equal to a maximum eight and a quarter (8.25%) percent of the Employee's annual salary to be paid by Oncolytics, on a monthly basis, into an Employee Health Trust in accordance with the provisions of the Employee Health Trust Plan currently in place, and as such provisions may be revised from time to time.
(3)    The Employee is entitled to the Physical Fitness Benefit in the amount of SEVEN HUNDRED AND FIFTY ($750.00) CANADIAN DOLLARS per annum to use towards an item or service that promotes physical activity; the details of which are outlined in the Company Policy Manual.